Filed by BB&T Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                  Commission File No.: 001-10853
                              Subject Company: Virginia Capital Bancshares, Inc.


BB&T to acquire Virginia Capital Bancshares of Fredericksburg, Va.

     WINSTON-SALEM, N.C. - BB&T Corporation (NYSE: BBT) today said it plans to buy Virginia Capital Bancshares Inc. (NASDAQ: VCAP) of Fredericksburg, Va., in a $180.5 million stock swap. The acquisition, one of two BB&T announced today, would expand BB&T's presence along the fast-growing Interstate 95 corridor between Richmond, Va., and Washington, D.C.

     Virginia Capital Bancshares is a $532.7 million bank holding company for Fredericksburg State Bank, which operates one banking office in Fredericksburg, two in Spotsylvania County and one in Stafford County.

     The transaction, approved by the directors of both companies, currently is valued at $18.50 per Virginia Capital share based on BB&T's closing price Tuesday of $37.31. The final exchange ratio will be based on a pricing period prior to the Virginia Capital shareholders' vote on the proposed merger. The transaction will be accounted for as a purchase.

     "Fredericksburg State Bank is a well-respected, community-oriented institution with a 78-year tradition of service," said BB&T Chairman and Chief Executive Officer John Allison. "This acquisition gives us the No. 1 market share in Fredericksburg, one of the fastest growing areas of the country and part of the economically viable Washington-Baltimore CMSA."

     An emerging high-tech center, Fredericksburg will soon be surrounded by three circuit manufacturing facilities within a 50-mile radius. The three facilities represent more than half of Virginia's recently announced $12 billion investment in high-tech companies and will employ more than 10,000 people.

     The announcement comes on the same day BB&T said it would buy Winchester, Va.-based F&M National Corporation. Together, the mergers would increase BB&T's Virginia assets to more than $11 billion and move BB&T from sixth to a tie for fourth in market share in the state. Home to 16 Fortune 500 companies, Virginia has the highest per capita income of any state in the Southeast.

     Fredericksburg State Bank was founded in 1922 as Mutual Building and Loan Association.

     Fredericksburg State Bank customers will be introduced to BB&T's broad product and services line, which includes insurance, mutual funds, trust, online banking, annuities, investment banking, retail brokerage, treasury services, international banking and leasing.

     "As a hometown bank proud of the commitment we've made to generations of families in this area, it's great to be joining a customer-oriented organization like BB&T," said Samuel C. Harding Jr., president of Virginia Capital Bancshares. "Our customers will be able to take advantage of a much broader line of products and services while continuing to enjoy the same attentive service they've grown accustomed to."

     The BB&T community banking network is currently divided into 23 autonomous regions. Each region has its own president and operates like a community bank. Nearly all lending decisions are made locally.

     The  merger,   which  is  subject  to  the  approval  of  Virginia  Capital shareholders and banking regulators, is expected to be completed in the second quarter of 2001.

     With today's announcements, BB&T will take a self-imposed 90-day moratorium on bank and thrift acquisitions, Allison said.

     Winston-Salem-based  BB&T  Corporation,   with  $60.9  billion  in  assets,
operates 889 banking offices in the Carolinas, Georgia, Virginia, Maryland, West Virginia, Tennessee, Kentucky and Washington, D.C.

     BB&T Corporation is the nation's 17th largest financial holding company. More information is available at www.BBandT.com.



     This press release contains forward-looking statements as defined by federal securities laws. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Actual results could differ materially from current projections.

     Please refer to BB&T's filings with the Securities and Exchange Commission for a summary of important factors that could affect BB&T's forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this press release.

     BB&T's news releases are available at no charge through PR Newswire's Company News On-Call facsimile service. For a menu of BB&T's news releases or to retrieve a specific release call 1-800-758-5804, extension 809325.

     The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T's proposed acquisition of Virginia Capital Bancshares Inc., on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated Jan. 23, 2001, between BB&T and Virginia Capital Bancshares Inc. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC").

     Shareholders of Virginia Capital Bancshares Inc. and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T, Virginia Capital Bancshares Inc., the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters.

     After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from BB&T and Virginia Capital Bancshares Inc. as follows:

     Alan W. Greer, Shareholder Reporting, BB&T Corporation, P.O. Box 1290, Winston-Salem, NC, 27102. Telephone: (336) 733-3021.

     Samuel C. Harding Jr., President, Virginia Capital Bancshares Inc., P.O. Box 748, Fredericksburg, VA, 22404. Telephone: (540) 899-5500.

     In addition to the proposed registration statement and proxy statement/prospectus, BB&T and Virginia Capital Bancshares Inc. file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BB&T's and Virginia Capital Bancshares' filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

                                      BB&T
                                       and
                        Virginia Capital Bancshares, Inc.
                               Fredericksburg, VA
                          Expanding a Great Franchise
                              Analyst Presentation
                                January 24, 2001

                          Forward-Looking Information

BB&T has made forward-looking statements in the accompanying analyst presentation materials that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T, and on the information available to management at the time the analyst presentation materials were prepared. In particular, the analyst materials in this report include statements regarding estimated earnings per share of BB&T on a stand alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, estimated increases in Virginia Capital Bancshares, Inc.'s fee income ratio, the anticipated accretive effect of the merger, and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and Virginia Capital Bancshares, Inc., the amount of general and administrative expense consolidation, costs relating to converting Virginia Capital Bancshares, Inc.'s bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies, and the cost related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions are inaccurate.

Any statements in the accompanying exhibit regarding the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following possibilities:
(1) expected cost savings from this merger or other previously announced mergers may not be fully realized or realized within the expected time frame; (2) deposit attrition, customer loss or revenue loss following proposed mergers may be greater than expected; (3) competitive pressure among depository and other financial institutions may increase significantly; (4) costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including Virginia Capital Bancshares, Inc., may be greater than expected; (5) changes in the interest rate environment may reduce margins; (6) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality, or a reduced demand for credit; (7) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and Virginia Capital Bancshares, Inc. are engaged; (8) adverse changes may occur in the securities markets; and (9) competitors of BB&T and Virginia Capital Bancshares, Inc. may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T and Virginia Capital Bancshares, Inc.

BB&T believes these forward-looking statements are reasonable; however, undue reliance should not be placed on such forward-looking statements, which are based on current expectations. Such statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder value of BB&T following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond management's ability to control or predict.

                                    Outline

-    Background and transaction terms
-    Financial data
-    Rationale and strategic objectives
-    Investment criteria
-    Summary

                             BB&T Corporation (BBT)

-    $63.2 billion financial holding company*
- 939 branch locations in NC, SC, VA, GA, MD, WV, KY, TN, AL and the District of Columbia*

                                   For 3 months
                                  ended 12/31/00**
                                  --------------
-    ROA                               1.63%
-    Cash Basis ROA                    1.76%
-    ROE                              20.78%
-    Cash Basis ROE                   26.24%
-    Cash Basis Efficiency Ratio      46.58%

* Includes the pending acquisitions of FirstSpartan Financial Corp. and Century South Banks, Inc.
** Recurring earnings

                        Virginia Capital Bancshares, Inc.
                                     (VCAP)

-    $532.7 million bank holding company
-    4 locations in the Fredericksburg, Virginia
     Region

                                            For 3 months
                                           ended 12/31/00*
                                           --------------
-    ROA                                        1.43%
-    Cash Basis ROA                             1.43%
-    ROE                                        4.94%
-    Cash Basis ROE                             4.94%
-    Cash Basis Efficiency Ratio               40.65%
-    Adjusted Cash Basis Efficiency Ratio      65.83%


*Recurring earnings
**Assumes equity has been reduced to effect a leverage capital ratio of 7%

                           Pro Forma Company Profile*

-    Size:       $67.7 billion in assets
                 $16.9 billion in market capitalization**

-    Offices:  NC:          339
               VA:          283
               GA:          133
               SC:          101
               WV:           98
               MD:           97
               TN:           35
               KY:           10
               DC:            8
               AL:            2
              ------------------
                  Total   1,106

* Includes pending acquisitions of FirstSpartan Financial Corporation and Century South Banks, Inc., as well as the acquisition of F&M National Corporation which is being announced concurrently with this transaction.
**Based on closing prices as of 01/23/01

                            Terms of the Transaction

                            Terms of the Transaction

-    Purchase price:        $18.50 per share*
-    Aggregate value:       $180.5 million*
-    Consideration:         A variable exchange ratio such that if BB&T's
                            average price prior to the shareholder meeting is
                            equal to or greater than $37.3125 the exchange ratio
                            will be .4958; if BB&T's average price is less than
                            $37.3125 but greater than $30.53, the exchange ratio
                            will be the result obtained by dividing $18.5 by the
                            BB&T average price; if BB&T's average price is
                            $30.53 or less, the exchange ratio will be .6060.
-    Structure:             Tax-free exchange of stock equal to 100% of purchase
                            price
-    Accounting Treatment:  Transaction will be accounted for as a purchase
-    Lock-up provision:     Stock option agreement
-    Expected closing:      Second quarter 2001

*Based on BB&T's closing stock price of $37.3125 as of 01/23/01

                                     Pricing

-    Purchase price                       $18.50
-    Premium/market                        (9.8%)*
-    Price/12-31-00 stated book             1.11x
-    Price/LTM EPS                         20.33x
-    BB&T shares issued                     4.8 million**

*Based on VCAP's closing stock price of $20.50 as of 01/23/01
**BB&T shares issued based on VCAP's shares outstanding adjusted for stock options using the treasury method. BB&T expects to repurchase all shares issued.




                            Acquisition Comparables*

             Comparable Acquisitions Announced since October 1, 2000
                      with Seller Assets over $250 Million



                                                                   Date           Seller                   Deal Value/    Deal Pr/
           Buyer                            Seller               Announced     Total Assets   Deal Value     Assets       Stock Pr
           -----                            ------               ---------     ------------   ----------     ------       --------
                                                                                   ($M)          ($M)          (%)           (%)

FleetBoston Financial               Summit Bancorp                 10/2/2000    38,985.0       6,990.7         17.9          15.7
Firstar Corp.                       U.S. Bancorp                   10/4/2000    86,174.0      21,086.6         24.5          14.0
Wachovia Corporation                Republic Security
                                      Financial Corp.             10/30/2000     3,397.0         342.9         10.1          17.9
Hudson River Bancorp Inc.           Cohoes Bancorp Inc.           11/24/2000       739.3         160.7         21.7          14.7
BB&T Corp.                          Century South Banks, Inc.      12/5/2000     1,614.5         428.2         26.5          26.7
United Community Financial Corp.    Industrial Bancorp, Inc.       12/9/2000       415.7          91.8         22.1          38.1
SouthTrust Corporation              Bay Bancshares Inc.           12/11/2000       332.7          53.0         15.9          20.1
Fulton Financial Corporation        Drovers Bancshares
                                      Corporation                 12/27/2000       755.3         146.6         19.4          44.0


Maximum                                                                         86,174.0      21,086.6         26.5          44.0
Minimum                                                                            332.7          53.0         10.1          14.0
Average                                                                         16,551.7       3,662.6         19.8          23.9
Median                                                                           1,184.9         251.8         20.6          19.0


Deal Price: $18.50
BB&T Corp                          Virginia Capital Bancshares, Inc.               532.7         180.5         33.9          (9.8)

Over/(Under) Average Comparables                                                              (3,482.0)        14.1         (33.7)




                                                                                                              Deal Pr/     Deal Pr/
                                                                   Date            Deal       Deal Pr/         LTM        LTM Core
           Buyer                            Seller               Announced        Pr/Bk         Tg Bk          EPS           EPS
           -----                            ------               ---------        -----         -----          ---           ---
                                                                                   (%)           (%)           (x)           (x)

FleetBoston Financial               Summit Bancorp                 10/2/2000      235.7         291.9          15.2          14.9
Firstar Corp.                       U.S. Bancorp                   10/4/2000      265.0         443.2          13.6          13.2
Wachovia Corporation                Republic Security
                                      Financial Corp.             10/30/2000      165.1         184.7          13.5          14.9
Hudson River Bancorp Inc.           Cohoes Bancorp Inc.           11/24/2000      124.8         125.9          25.7          21.0
BB&T Corp.                          Century South Banks, Inc.      12/5/2000      271.2         290.6          23.0          20.4
United Community Financial Corp.    Industrial Bancorp, Inc.       12/9/2000      153.9         153.9          15.2          15.2
SouthTrust Corporation              Bay Bancshares Inc.           12/11/2000      182.0         235.7          16.5          17.3
Fulton Financial Corporation        Drovers Bancshares
                                      Corporation                 12/27/2000      267.8         268.1          25.9          26.8


Maximum                                                                           271.2         443.2          25.9          26.8
Minimum                                                                           124.8         125.9          13.5          13.2
Average                                                                           208.2         249.2          18.6          18.0
Median                                                                            208.8         251.9          15.9          16.2


Deal Price: $18.50
BB&T Corp                          Virginia Capital Bancshares, Inc.              110.5         110.5          20.3          20.3

Over/(Under) Average Comparables                                                  (97.7)       (138.7)          1.8           2.4


*Source for Acquisition Comparables: SNL Securities.


                                                                              10



                             Acquisition Comparables


    Comparable Acquisitions Announced in the Southeast since October 1, 2000 with Seller Assets over $50 Million



                                                            Date           Seller                    Deal Value/    Deal Pr/
          Buyer                    Seller                 Announced     Total Assets   Deal Value      Assets       Stock Pr
          -----                    ------                 ---------     ------------   ----------      ------       --------
                                                                            ($M)          ($M)           (%)           (%)

Alabama National BanCorp.    Peoples State Bk of
                               Groveland                   10/10/2000        116.4        15.5         13.31            NA
First Bancorp                Century Bancorp Inc.          10/20/2000        100.5        21.7         21.58         37.54
Wachovia Corp.               Republic Security
                               Financial                   10/30/2000      3,397.0       342.9         10.09         17.89
WesBanco Inc.                Freedom Bancshares Inc.       11/24/2000         97.2        11.0         11.31            NA
BB&T Corporation             Century South Banks, Inc.      12/5/2000      1,614.5       428.2         26.50         26.70
Trustmark Corporation        Barret Bancorp, Inc.          12/13/2000        510.2       102.4         20.07            NA
F.N.B. Corporation           Citizens Community
                               Bancorp, Inc.               12/18/2000        154.4        38.6         25.00        100.00
Pocahontas Bancorp, Inc.     Walden/Smith Financial
                               Group, Inc.                   1/4/2001        151.0        28.0         18.55            NA


 Average                                                                     767.7       123.5          18.3          45.5
 Median                                                                      152.7        33.3          19.3           8.9


 Deal Price: $18.50
 BB&T Corp                   Virginia Capital Bancshares, Inc.               532.7       180.5          33.9          (9.8)

 Over/(Under) Average Comparables                                                                       15.6         (55.3)





                                                                                                           Deal Pr/      Deal Pr/
                                                            Date                  Deal       Deal Pr/         LTM        LTM Core
          Buyer                    Seller                 Announced              Pr/Bk         Tg Bk          EPS           EPS
          -----                    ------                 ---------              -----         -----          ---           ---
                                                                                  (%)           (%)           (x)           (x)

Alabama National BanCorp.    Peoples State Bk of
                               Groveland                   10/10/2000           183.0         183.0            NA          12.8
First Bancorp                Century Bancorp Inc.          10/20/2000           121.2         121.2          21.1          21.1
Wachovia Corp.               Republic Security
                               Financial                   10/30/2000           165.1         184.7          14.9          13.5
WesBanco Inc.                Freedom Bancshares Inc.       11/24/2000           146.2         146.8            NA          18.6
BB&T Corporation             Century South Banks, Inc.      12/5/2000           271.2         290.6          23.0          20.4
Trustmark Corporation        Barret Bancorp, Inc.          12/13/2000           122.0         140.1          13.2            NA
F.N.B. Corporation           Citizens Community
                               Bancorp, Inc.               12/18/2000           210.3         210.3          45.8          45.8
Pocahontas Bancorp, Inc.     Walden/Smith Financial
                               Group, Inc.                   1/4/2001           181.5         184.5          16.6            NA


 Average                                                                        175.1         182.7          22.4          22.0
 Median                                                                         173.3         183.7          15.8          16.0


 Deal Price: $18.50
 BB&T Corp                   Virginia Capital Bancshares, Inc.                  110.5         110.5          20.3          20.3

 Over/(Under) Average Comparables                                               (64.6)        (72.1)         (2.1)         (1.7)



                                 Financial Data

                                Financial Summary


For Quarter Ended:                  12/31/00                12/31/00
                                      BB&T*                   VCAP*
                                     ------                  ------
ROA                                   1.63%                   1.43%
ROE                                  20.78                    4.94
Net interest margin (FTE)             4.17                    3.79
CB Efficiency ratio                  46.58                   40.65
Adjusted CB Efficiency ratio           N/A                   65.83**
Net charge-offs/(recoveries)           .32                     .05
Reserve/NPLs                        346.96                  240.50
NPAs/assets                            .33                     .56

* Recurring earnings
**Assumes equity has been reduced to effect a leverage capital ratio of 7%

                                Capital Strength

                               BB&T           VCAP
                            (12/31/00)     (12/31/00)
                            ----------     ----------
Equity/assets                   8.1%          29.2%
Leverage capital ratio          7.1%          29.2%
Total risk-based capital       12.0%          48.2%

                            Rationale For Acquisition

- BB&T has an announced strategy to pursue in-market (Carolinas/Virginia/West Virginia/DC/Maryland/Georgia/ Tennessee) and contiguous state acquisitions of high quality banks and thrifts in the $250 million to $10 billion range. The acquisition of Virginia Capital Bancshares, Inc. is consistent with this strategy.
- This acquisition is very consistent with past acquisitions which we have successfully executed, i.e. it fits our model.
- Virginia Capital provides BB&T with the number one market share in the high growth Fredericksburg Region.

                              Strategic Objectives
The key strategic objectives achieved in this acquisition:
-    Increases BB&T's existing share in the vibrant Virginia market
-    Improves efficiency
     - 50% cost savings fully realized in the first 12 months of operations following conversion
- Utilizes Virginia Capital's branch franchise to sell BB&T's broad array of retail and commercial banking products to their existing customer base and expand the reach of the branch beyond Virginia Capital's traditional customer
- Increases product and market penetration through the use of BB&T's world standard sales system

                              Franchise Enhancement

- Provides BB&T with the number one deposit market share in the Fredericksburg Region
- Extends BB&T's branch distribution system in the attractive I-95 corridor between Richmond and Washington, DC
- Significant cross-sell opportunities from the addition of BB&T's broad product line
- Provides significant excess equity which can be leveraged by BB&T, thus enhancing future profitability

                             Efficiency Improvement

                          Targeted Annual Cost Savings
                          ----------------------------
                          $4.1 million or approximately
                           50% of VCAP's expense base*

                      Assumes closing of 2 of 4 locations
                               or 50% of branches

       *Includes approximately $1.7 million in expense reductions related to special compensation plans established at conversion.

                           After-Tax One-Time Charges


                   One-time after-tax merger-related charges
                                  $3.1 million

                                Branch Locations

        [Map showing location of both existing and pending BB&T branches throughout AL, MD, VA, DC, WV, KY, NC, SC, TN and GA inserted here]

                                Branch Locations

           [Map showing location of Virginia Capital Bancshares, Inc.
            and BB&T branches throughout VA, WV and DC inserted here]

                             Market Characteristics
         [Graphic of State of Virginia inserted on left side of slide]

-    1999 unemployment rate - 2.7% (37% below national rate)
-    12th most populated state
-    Highest per capita income in the Southeast
-    Total employment is projected to expand 19.9% (1993 - 2005)
- High-tech economy: 2nd largest computer software and 3rd largest advanced telecommunication industries
- 76 major corporations with revenues of $200 million or more, including 16 Fortune 500 companies, are headquartered in Virginia

                             Market Characteristics

[Graphic of counties surrounding the city of Fredricksburg, VA inserted on left side of slide with Northern VA, Southern Maryland and Metro DC area outlined]

- The Fredericksburg Region sits in the middle of Virginia's most recent high-tech explosion. Three announced circuit manufacturing facilities are to be located within a 50-mile radius of the region. Together these three projects represent more than half of Virginia's $12 billion high-tech investment, and will employ more than 10,000 people.
- The Fredericksburg Region's projected population growth within two key age groups, 18-34 and 35-54, is expected to grow above the national average.
- The Fredericksburg Region is home to 75,000 workers, with 500,000 more in their 30-minute commute zone.
- The Fredericksburg Region is part of the Washington-Baltimore Consolidated Metropolitan Statistical Area (CMSA) which is the nation's 4th largest CMSA.

                            BB&T Investment Criteria


-           EPS and Cash Basis EPS (accretive by year 2)
-           Internal rate of return (15% or better)
-           Return on equity and Cash Basis ROE (accretive by year 3)
-           Return on assets and Cash Basis ROA (accretive by year 3)
-           Book value per share (accretive by year 5)
-           Must not cause combined leverage capital ratio to go below 7%

Criteria are listed in order of importance. There are sometimes trade-offs among criteria.

                                   Assumptions

- BB&T's 2001 EPS is based on the First Call estimate of $2.46 and subsequent years are based on 12% income statement and balance sheet growth.
- VCAP's 2001 EPS, prior to acquisition effects, is based on the First Call estimate of $0.95.
- 50% annual cost savings ($4.1 million) fully realized in the first 12 months following conversion.
- Growth Rates - Following the acquisition, we have assumed an income statement and balance sheet growth rate of 5% in year 1, 7% in year 2, and 12% thereafter except for the enhancements cited below:
     - VCAP's noninterest income is accelerated in order to achieve a fee income ratio of 25% by year 6 and is held constant thereafter.
     - After an initial decline, VCAP's core net interest margin is incrementally increased in years 2 through 6 to obtain a margin of 4.15%.
     - VCAP's loan loss allowance is raised to 1.30% to match BB&T's reserve philosophy.
     -  VCAP's net charge-off rate for loan losses is assumed to be 0.35%.

                            Earnings Per Share Impact

                               Accretion                      Accretion
                               (Dilution)    Pro Forma        (Dilution)
                Pro Forma      Pro Forma     Cash Basis       Pro Forma
                   EPS           Shares         EPS             Shares
               -----------    -----------   ------------     ------------

2001*           $ 2.46          $ 0.001       $ 2.57         $ (0.018)
2002              2.76            0.002         2.89            0.008
2003              3.10            0.005         3.23            0.010
2004              3.47            0.010         3.60            0.015
2005              3.89            0.017         4.02            0.022
2006              4.37            0.027         4.50            0.033
2007              4.91            0.042         5.04            0.048
2008              5.50            0.050         5.63            0.055
2009              6.16            0.058         6.29            0.064
2010              6.90            0.067         7.03            0.073
2011              7.73            0.077         7.86            0.083

Internal rate of return   15.50%
                          ------

* Recurring earnings

                                   ROE Impact1

                                          Pro Forma
            Pro Forma                     Cash Basis
              ROE(%)        Change          ROE (%)         Change
           -----------     --------      ------------      --------
2001 2        20.91          0.01            25.49           0.23
2002          21.00          0.01            24.84           0.24
2003          20.64          0.03            23.68           0.20
2004          20.28          0.05            22.68           0.19
2005          19.96          0.07            21.86           0.19
2006          19.69          0.10            21.20           0.19

1 The decrease in ROE results from the build up in equity relative to assets.
  If consistent with attaining and maintaining a leverage capital ratio of at least 7%, BB&T may choose to leverage the balance sheet further through future purchase acquisitions.
2 Recurring earnings

                                   ROA Impact

                                            Pro Forma
           Pro Forma                        Cash Basis
            ROA (%)         Change           ROA (%)         Change
          -----------      --------        ------------     --------
2001*         1.66          (0.02)             1.76          (0.02)
2002          1.66          (0.01)             1.76          (0.01)
2003          1.67          (0.01)             1.75          (0.01)
2004          1.67          (0.01)             1.75          (0.01)
2005          1.68          (0.01)             1.74          (0.01)
2006          1.68          (0.00)             1.74          (0.00)

* Recurring earnings

                            Book Value/Capital Impact

                Pro Forma
           Book Value Per Share
           --------------------     Pro Forma
                      Accretion     Leverage      Accretion
          Stated      (Dilution)      Ratio       (Dilution)
         --------    ------------   ----------    -----------
2001     $ 12.33       $ 0.00         7.56%         (0.13)
2002       14.04         0.00         7.88          (0.12)
2003       16.03         0.00         8.18          (0.11)
2004       18.29         0.01         8.46          (0.10)
2005       20.83         0.02         8.71          (0.10)
2006       23.67         0.04         8.92          (0.09)
2007       26.87         0.07         9.11          (0.07)
2008       30.46         0.10         9.28          (0.06)
2009       34.48         0.14         9.42          (0.05)
2010       38.98         0.19         9.55          (0.04)
2011       44.02         0.25         9.66          (0.04)

                                     Summary

- The acquisition of Virginia Capital Bancshares, Inc. is a strong strategic fit:
     -    It helps accomplish our goal of expanding our Virginia market
     -    It fits culturally and geographically
     -    This is the type of merger we have consistently, successfully executed
-    Overall Investment Criteria are met:
     -    EPS accretive in 2001 and Cash Basis EPS accretive in 2002
     -    IRR 15.50%
     -    ROE and Cash ROE accretive immediately
     -    ROA accretive in 2008 and Cash ROA accretive in 2007
     -    Book value accretive immediately
     -    Combined leverage ratio remains above 7%

                                    Appendix

-    Historical Financial Data
-    Glossary
- Where to go for additional information about BB&T, Virginia Capital Bancshares, Inc. and the merger


Virginia Capital Bancshares, Inc.
Financial Summary
                                                        %                     %                      %
                                              1998    Change       1999     Change        2000     Change
                                          ---------   ------   ---------    ------    ---------    ------
Earnings Summary  (In thousands)
Interest Income
Interest on loans & leases ............   $ 33,430     -0.4%   $ 32,110       -3.9%   $ 34,398        7.1%
Interest & dividends on securities ....      2,085     -9.6%      4,500      115.8%      4,381       -2.6%
Interest on temporary investments .....        962     54.4%      2,284      137.4%        578      -74.7%
                                          ---------            ---------              ---------
    Total interest income .............     36,477     -0.1%     38,894        6.6%     39,357        1.2%
                                          ---------            ---------              ---------

Interest Expense
Interest expense on deposit accounts ..     18,717     -0.5%     16,542      -11.6%     18,060        9.2%
Interest on short-term borrowings .....        495    -17.8%        475       -4.0%        532       12.0%
Interest on long-term debt ............       --                                            --         --
                                          ---------            ---------              ---------
    Total interest expense ............     19,212     -1.1%     17,017      -11.4%     18,592        9.3%
                                          ---------            ---------              ---------
                                          ---------            ---------              ---------
Net interest income ...................     17,265       1.0%    21,877       26.7%     20,765       -5.1%
                                          ---------            ---------              ---------
Provision for loan losses .............        461      22.9%       116      -74.8%         70      -39.7%
                                          ---------            ---------              ---------
Net interest income after provision ...     16,804       0.6%    21,761       29.5%     20,695       -4.9%
                                          ---------            ---------              ---------

Noninterest Income
Fees and service charges ..............        290     -12.1%       298        2.8%        339       13.8%
Net G / (L) on sale of securities .....        123      83.6%       290      135.8%        (54)    -118.6%
Other operating income ................         68       7.9%        47      -30.9%         28      -40.4%
                                          ---------            ---------              ---------
    Total noninterest income ..........        481       4.6%       635       32.0%        313      -50.7%
                                          ---------            ---------              ---------

Noninterest Expense
Personnel .............................      3,552       1.3%     3,829        7.8%      4,288       12.0%
Occupancy & equipment .................        740       3.2%       828       11.9%        805       -2.8%
FDIC premiums .........................        228                  215                     74
Other operating expenses ..............      1,918     -17.7%     2,771       44.5%      3,088       11.4%
                                          ---------            ---------              ---------
    Total noninterest expense .........      6,438      -5.2%     7,643       18.7%      8,255        8.0%
                                          ---------            ---------              ---------

Net income before taxes ...............     10,847       4.5%    14,753       36.0%     12,753     -13.6%
Income taxes ..........................      4,535                                       5,589      4,775
                                          ---------            ---------              ---------
Net income before nonrecurring charges       6,312     -1.8%      9,164       45.2%      7,978     -12.9%
                                          ---------            ---------              ---------
Nonrecurring charges (1) ..............     (4,916)                                       (124)      --
                                          ---------            ---------              ---------
    Net income ........................   $  1,396    -78.3%   $  9,040      547.6%   $  7,978     -11.7%
                                          =========            =========              =========

Basic EPS .............................        N/A       N/A   $   0.88        N/A    $   0.91        3.3%
Diluted EPS ...........................        N/A       N/A       0.88        N/A        0.91        3.1%
Diluted EPS before nonrecurring charges        N/A       N/A       0.89        N/A        0.91        1.7%

Book value ............................   $  16.24       N/A   $  15.98       -1.6%   $  16.74        4.8%

EOP shares (2) ........................     11,405               10,835                  9,289
Basic shares ..........................        N/A               10,166                  8,570
Diluted shares ........................        N/A               10,194                  8,613

(1)  Nonrecurring charge for 1998 from the establishment of a charitable foundation (net of tax effect).  Nonrecurring charges for 1999 from restructuring of compensation plans (net of tax effect).

(2)  VCAP was formed on September 4, 1998 as the holding company for Fredericksburg Savings Bank in connection with the conversion from mutual to stock form of ownership on December 23, 1998.



Virginia Capital Bancshares, Inc.
Financial Summary

                                                         %                    %                    %
                                               1998    Change       1999    Change        2000   Change
                                           ---------   ------   ---------   ------   ----------  ------
Average Balance Sheet
(In thousands)
Assets
Loans ..................................   $418,200      1.0%   $420,758       0.6%   $442,985      5.3%
Securities .............................     34,615     -4.5%     78,227     126.0%     74,972     -4.2%
Other earning assets ...................     23,164     77.1%     48,193     108.1%     10,362    -78.5%
                                           ---------            ---------             ---------
    Total interest-earning assets ......    475,979      2.7%    547,178      15.0%    528,319     -3.4%
                                           ---------            ---------             ---------

Goodwill & other intangibles ...........       --                   --                    --
Other assets ...........................      7,819      4.4%     10,310      31.9%      9,091    -11.8%
                                           ---------            ---------             ---------
    Total assets .......................   $483,798      2.8%   $557,488      15.2%   $537,410     -3.6%
                                           =========            =========             =========

Net interest margin ....................       3.63%                4.00%                 3.93%


Liabilities & Shareholders' Equity
Interest-bearing deposits:
Money Market & NOW .....................   $  2,930    -12.0%   $  2,493     -14.9%   $ 14,513    482.2%
Savings ................................     82,138    -5.5%      77,810      -5.3%     68,853    -11.5%
CD's and other time ....................    288,258     1.0%     273,829      -5.0%    276,934      1.1%
                                           ---------            ---------             ---------
    Total interest-bearing deposits ....    373,326    -0.6%     354,132      -5.1%    360,300      1.7%
Short-term borrowed funds ..............      8,000    -17.2%      7,538      -5.8%      8,231      9.2%
Long-term debt .........................       --                   --                    --
                                           ---------            ---------             ---------
    Total interest-bearing liabilities .    381,326    -1.0%     361,670      -5.2%    368,531      1.9%

Other liabilities ......................     11,432     28.5%     14,108      23.4%      8,301    -41.2%
                                           ---------            ---------             ---------
    Total liabilities ..................    392,758     -0.4%    375,778      -4.3%    376,832      0.3%
                                           ---------            ---------             ---------

Common equity ..........................     91,040     18.9%    181,710      99.6%    160,578    -11.6%
                                           ---------            ---------             ---------
    Total equity .......................     91,040     18.9%    181,710      99.6%    160,578    -11.6%
                                           ---------            ---------             ---------

                                           ---------            ---------             ---------
Total liabilities & shareholders' equity   $483,798      2.8%   $557,488      15.2%   $537,410     -3.6%
                                           =========            =========             =========


                                                                              33


Virginia Capital Bancshares, Inc.
Financial Summary


                                                               %                           %                      %
Ratio Analysis ........................          1998        Change            1999      Change        2000     Change
                                           ------------      ------     -------------    ------   -----------   ------
ROA ...................................          1.30%                         1.64%                   1.48%
ROCE ..................................          6.93%                         5.04%                   4.97%
Efficiency ratio ......................          36.5%                         34.4%                   39.1%
Adjusted efficency ratio * ............          84.3%                         57.2%                   61.8%
Adj. noninterest income / Adj. revenues           2.0%                          1.6%                    1.7%
Average equity / Average assets .......          18.8%                         32.6%                   29.9%

Credit Quality
(In thousands)
Beginning .............................   $     5,478                   $     5,684               $   5,689
                                          ------------                  ------------              ----------
Provision .............................           461                           116                      70
Acquired allowance ....................           --                            --                      --
Net charge-offs .......................          (255)                         (111)                    (88)
                                          ------------                  ------------              ----------
Ending allowance ......................   $     5,684                   $     5,689               $   5,671
                                          ------------                  ------------              ----------


Allowance .............................          1.36%                         1.33%                   1.26%
Charge-off rate .......................          0.06%                         0.03%                   0.02%


Period end loans & leases .............   $   417,475          -0.2%    $   427,768        2.5%    $ 450,471        5.3%

Period end common equity ..............   $   185,206         131.3%    $   173,094       -6.5%    $ 155,494      -10.2%

Period end total assets ...............   $   576,676          22.2%    $   541,639       -6.1%    $ 532,675       -1.7%

* Assumes equity has been reduced to effect a leverage capital ratio of 7%.

                                                                              34

                                    Glossary

Return on Assets - recurring earnings for the period as a percentage of average assets for the period.

Return on Equity - recurring earnings for the period as a percentage of average common equity for the period.

Cash Basis Performance Results and Ratios - These calculations exclude the effect on net income of amortization expense applicable to certain intangible assets. The ratios also exclude the effect of the unamortized balances of these intangibles from assets and equity.

Efficiency Ratio - calculated as recurring noninterest expense as a percentage of the sum of recurring net interest income on a fully taxable equivalent basis and recurring noninterest income.

Leverage Capital Ratio - Common shareholders' equity excluding unrealized securities gains and losses and certain intangible assets as a percentage of average assets for the most recent quarter less certain intangible assets.

Total Risk-Based Capital Ratio - The sum of shareholders' equity, a qualifying portion of subordinated debt and a qualifying portion of the allowance for loan and lease losses as a percentage of risk-weighted assets.

Net Charge-Off Ratio - Loan losses net of recoveries as a percentage of average loans and leases.

Internal Rate of Return - The interest rate that equates the present value of future returns to the investment outlay. An investment is considered acceptable if its IRR exceeds the required return. The investment is defined as the market value of the stock and/or other consideration to be received by the selling shareholders.

Recurring   Results  or  Ratios  -  earnings   excluding  charges  and  expenses
principally related to completing mergers and acquisitions.

Certain of the ratios discussed above may be annualized if the applicable periods are less than a full year.

The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T's proposed acquisition of Virginia Capital Bancshares, Inc. on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated January 23, 2001, between BB&T and Virginia Capital. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC").

Shareholders of Virginia Capital and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T, Virginia Capital, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC's web site (http://www.sec.gov) and from VCAP and BB&T as follows:

  Samuel C. Harding, Jr.                    Alan W. Greer
  President                                 Shareholder Reporting
  Virginia Capital Bancshares, Inc.         BB&T Corporation
  Post Office Box 748                       Post Office Box 1290
  Fredericksburg, Virginia  22404           Winston-Salem, North Carolina 27102
  Phone:  (540) 899-5500                    Phone:  (336) 733-3021


In addition to the proposed registration statement and proxy statement/prospectus, BB&T and VCAP file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BB&T's and VCAP's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.